KH 3/13

SECUR 15047865 SION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5/A
# PART III

| SEC FILE NUMBER |
|---|
| 8-35315 |

SEC Mail Processing Section RECEIVED MAR 10 2015 Washington DC

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.A. Repple & Company (a wholly-owned subsidiary of G.A. Repple Financial Group, Inc.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Normandy Road
(No. and Street)

| Casselberry | FL | 32707 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra J. Albano 407-339-9090
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries
(Name – *if individual, state last, first, middle name*)

| 5251 S. Quebec St. #200 | Greenwood Village | CO | 80111 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



KH 3/13

# OATH OR AFFIRMATION

I, Glenn A. Repple, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.A. Repple & Company, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn and subscribed before me on Mar 3, 2015 by Glenn A. Repple, personally known to me.

Sandra J. Albano, Notary Public

Signature

Glenn A. Repple, President

Title

SANDRA J. ALBANO
MY COMMISSION # FF 040134
EXPIRES: October 2, 2017
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Amended



# G. A. REPPLE & COMPANY

## Financial Statements
## For the Year Ended
## December 31, 2014

# G. A. REPPLE & COMPANY

Table of Contents

For the Year Ended December 31, 2014

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
G.A. Repple & Company

We have audited the accompanying financial statements of G.A. Repple & Company (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 23, 2015

## G.A. REPPLE & COMPANY

Statement of Financial Condition

December 31, 2014

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 477,149 |
| Clearing account deposits | | 50,087 |
| Securities owned | | 332,898 |
| Commissions receivable | | 419,398 |
| Other receivables | | 73,852 |
| Prepaid expenses | | 62,911 |
| Deferred tax asset | | 42,920 |
| Due From Parent | | 27,576 |
| **Total assets** | $ | 1,486,791 |
| | | |
| **LIABILITIES AND SHAREHOLDER'S EQUITY** | | |
| **Liabilites** | | |
| Accounts payable and accrued expenses | $ | 35,124 |
| Commissions payable | | 223,829 |
| Contingencies for claims | | 200,000 |
| **Total liabilities** | | 458,953 |
| | | |
| **Shareholder's equity** | | |
| Common stock, $1 par value; 7,500 shares authorized, 100 shares issued and outstanding | | 100 |
| Additional paid-in capital | | 351,832 |
| Retained earnings | | 675,906 |
| **Total shareholder's equity** | | 1,027,838 |
| | | |
| **Total liabilities and shareholder's equity** | $ | 1,486,791 |

See accompanying notes to financial statements.

## G.A. REPPLE & COMPANY

Statement of Operations

For the Year Ended December 31, 2014

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 6,023,629 |
| Investment advisory fees | 4,287,045 |
| Principal transactions | 390,525 |
| Marketing income | 12,975 |
| Other | 70,306 |
| **Total revenues** | 10,784,480 |
| **Expenses** | |
| Commissions | 8,371,387 |
| Overhead expenses | 1,505,710 |
| Clearing fees | 458,392 |
| Marketing Expenses | 16,761 |
| Professional services | 142,899 |
| General & Administrative | 380,628 |
| **Total expenses** | 10,875,777 |
| Loss before provision for income taxes | (91,297) |
| Provision for for income taxes | (60,536) |
| **Net Loss** | $ (151,833) |

See accompanying notes to financial statements.

## G.A. REPPLE & COMPANY

Statement of Changes in Shareholder's Equity

For the Year Ended December 31, 2014

| | Common stock | | Additional | Retained | |
|---|---|---|---|---|---|
| | Shares | Amount | paid-in capital | earnings | Total |
| Balances, January 1, 2014 | 100 | $ 100 | $ 351,832 | $ 827,739 | $ 1,179,671 |
| Capital contributions | - | - | - | - | - |
| Net income for the year ended December 31, 2014 | - | - | - | (151,833) | (151,833) |
| Balances, December 31, 2014 | 100 | $ 100 | $ 351,832 | $ 675,906 | $ 1,027,838 |

See accompanying notes to financial statements.

## G.A. REPPLE & COMPANY

Statement of Cash Flows

For the Year Ended December 31, 2014

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net loss | $ (151,833) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Deferred taxes | 96,610 |
| Changes in operating assets and liabilities: | |
| Increase in securities owned | (332,898) |
| Increase in commissions receivable | (225,074) |
| Decrease in other receivables | 105,179 |
| Increase in prepaid expenses | (16,372) |
| Decrease in accounts payable and accrued expenses | (80,961) |
| Decrease in commissions payable | 120,780 |
| Increase in contingencies for claims | (75,000) |
| Decrease in due to parent | (36,446) |
| Total adjustments | (444,182) |
| Net decrease in cash and cash equivalents | (596,015) |
| **Cash and cash equivalents at beginning of year** | 1,073,164 |
| **Cash and cash equivalents at end of year** | $ 477,149 |

See accompanying notes to financial statements.

## NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND ORGANIZATION - G. A. Repple & Company (the "Company") is a Florida corporation and a wholly owned subsidiary of G.A. Repple Financial Group, Inc. (the "Parent"). The Company is registered as a broker/dealer and investment advisor under the Securities and Exchange Act of 1934. It is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC).

In its capacity as a broker/dealer, the Company buys and sells securities for individual clients. It also provides financial planning and asset management services using third party asset managers.

CASH EQUIVALENTS - For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

CONCENTRATIONS OF CREDIT RISK- The Company maintains cash and cash equivalent deposits at banks and other financial institutions. Cash deposits in banks, at times, exceed federally insured limits. Cash equivalent deposits in other financial institutions are not federally insured. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

CLEARING ACCOUNT DEPOSITS - The Company is required to maintain cash balances with clearing agents, which are restricted as to use.

SECURITIES OWNED – The Company purchased Church bonds and Capstone Church Capital Fund as part of a settlement with two clients. The bonds were purchased at a discount from par and all but one is valued at purchase price, due to the lack of an active market pricing structure for Church bonds. The total value of Church bonds shown at purchase price is $251,442.80

RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS - Commissions receivable are recorded on a trade-date basis as securities transactions occur. Receivables are stated at the amount management expects to collect from outstanding balances. The Company accounts for potential losses in receivables utilizing the allowance method. In reviewing aged receivables, the Company considers its knowledge of customers, historical activity and current economic conditions in establishing an allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Other accounts receivables include amounts owed by representatives for client settlements and legal fees advanced by the company.

REVENUE RECOGNITION – Revenue for principal transactions are recognized on trade date, while marketing and other income are recognized when earned. Fee income is accrued for the period earned.

USE OF ESTIMATES AND CERTAIN SIGNIFICANT ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the

## NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

financial statements and accompanying notes. Significant estimates used in preparing these financial statements include those related to determining the valuation of allowance for doubtful accounts (Note 1), contingencies for claims (Note 8), and for determining the fair value of warrants (Note 6). It is at least reasonably possible that the significant estimates used will change within the next year.

COMPUTATION OF CUSTOMER RESERVE - The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

INCOME TAXES - The Company's financial results are included in the consolidated federal and state income tax returns filed by the Parent. The Parent allocates to the Company its proportionate share of the consolidated federal and state tax liabilities on a separate company basis.

The Company records deferred taxes using the liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Temporary differences giving rise to the deferred tax asset consist of contingencies for claims that are recorded for financial statement purposes, but not for income tax purposes.

UNCERTAIN TAX POSITIONS - The Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense or penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2010 for all major tax jurisdictions.

OVERHEAD EXPENSES - This category reflect all expenses related to payroll and employee benefits as well as rent and the management fee paid to the Parent.

## NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is managed by its Parent and sole shareholder, G.A. Repple Financial Group, Inc. Consequently, operating results and financial position may be different than if the entities were autonomous. The Company pays the Parent for management fees. The management fees through December 31, 2014 represents reimbursements for the costs associated with maintenance of office equipment and furnishings, consolidated tax filing, board of directors meetings, and other related expenses. Management fees for the year ended December 31, 2014 totaled $660,000.

## NOTE 2 - RELATED PARTY TRANSACTIONS (CONTINUED)

Due to parent consists of interest-free amounts owed to the Firm by the Parent and are due on demand.

The Company paid the trust of a family member of the Parent's owner for rent and related taxes of the office building of $72,949 during the year ended December 31, 2014.

## NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $50,000 or 6 ⅔% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2014, the Company had excess net capital of $416,577 and a net capital ratio of .98 to 1.

## NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2014.

## NOTE 5 - INCOME TAXES

The provision (benefit) from income tax at December 31, 2014, consisted of the following:

| | | |
|---|---|---|
| Current: | | |
| Federal | $ | (38,215) |
| State | | 2,141 |
| | | (36,074) |
| Deferred: | | |
| Federal | | 86,214 |
| State | | 8,396 |
| | | 96,610 |
| | $ | 60,536 |

The components of the net deferred tax asset as of December 31, 2014 are as follows:

| | | |
|---|---|---|
| Deferred tax asset | $ | 42,920 |
| Deferred tax liability | | - |
| Valuation allowance | | - |
| | $ | 42,920 |

## NOTE 5 - INCOME TAXES (CONTINUED)

The benefit from income tax differs from the amount that would result from applying a statutory rate to the loss before benefit from income tax primarily due to surtax exemptions.

## NOTE 6 – FAIR VALUE MEASUREMENTS

FASB ASC No. 820, *Fair Value Measurements*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels with Level 1 inputs consisting of unadjusted quoted prices in active markets for identical assets and having the highest priority and Level 3 inputs having the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. No Level 2 inputs were available to the Company and Level 3 inputs were only used when Level 1 or Level 2 inputs were not available.

Warrants received in conjunction with a private placement agreement are measured at fair value using Level 3 inputs. Management has determined the fair value of these warrants using the Black-Scholes Model using an interest rate of 4.82% (200% of the Long-Term IRS Applicable Federal Rates), volatility of 30% because the warrants are for an emerging growth company, and an expected term of 5 years at December 31, 2014. The fair value of the warrants was less than the exercise price; therefore, no value was recorded on the accompanying statement of financial condition for the warrants as of December 31, 2014.

| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance as of December 31, 2014 |
|---|---|---|---|---|
| Securities owned, at fair value | $ - | $ - | $ 332,898 | $ 332,898 |
| | $ - | $ - | $ 332,898 | $ 332,898 |

| | Level 3 Beginning Balance December 31, 2013 | Net Transfers In and/or (Out) of Level 3 | Purchases | Sales and Settlements | Realized and Unrealized Gains (Losses) | Level 3 Ending Balance December 31, 2014 | Change in Unrealized Gains (Losses) for Investments Still Held at December 31, 2014 |
|---|---|---|---|---|---|---|---|
| Assets: | | | | | | | |
| Securities Owned | $ - | | $ 326,443 | $ - | $ 6,455 | $ 332,898 | $ 6,455 |

| Level 3 Fair Value Measurements: | Fair Value at December 31, 2014 | Valuation Technique | Unobservable Inputs |
|---|---|---|---|
| Assets: | | | |
| Securities | $ 332,898 | Third party pricing service | n/a |

## NOTE 7 - SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION

Cash was paid during the year for:

| | |
|---|---|
| Interest | $ - |
| Income taxes | $ - |

## NOTE 8 - CONTINGENCIES

The Company has received a FINRA arbitration alleging, among other things, unsuitability & negligence contributing to losses of $900,000 from investments dating from 2005 through 2008. The Company has accrued $100,000 towards settlement and defense costs based on conversation with outside council. The FINRA arbitration dismissed the claim as ineligible. Client council refilled a motion in State court.

The Company has received a FINRA arbitration alleging, among other things, unsuitability and misrepresentation relating to investments in 2008. Claimants seek rescission plus consequential damages of $172,343. The Company has accrued $100,000 towards settlement and defense costs based on conversations with outside council.

If the Company is unable to reach settlement in any of these matters, or if any of the matters go to trial, the amount of ultimate losses to the Company, if any, may equal any amount up to the amount of damages sought by the claimants. The amounts accrued are included in the statement of financial condition under the caption “Contingencies for claims”.

## NOTE 9 – RETIREMENT PLAN

The Company has discontinued the “Savings Incentive Match Plan for Employees” also known as a “SIMPLE” plan for employee retirement benefits through One America. Instead the Company adopted a 401k plan through Paychex, the payroll provider. Employees are eligible to participate upon accepting full time employment with the Company. The Company annually contributes a discretionary percentage of each eligible employee’s annual salary to the plan. The Company’s did not make any contributions to the Plan for the year ended December 31, 2014.

## NOTE 10 - SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2014 and determined that there are no material events that would require disclosure in the Company’s financial statements.

SUPPLEMENTARY INFORMATION

# G.A. REPPLE & COMPANY

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commisison

December 31, 2014

| | |
|---|---|
| **Total shareholder's equity** | $ 1,027,838 |
| | |
| **Deductions** | |
| **Non-allowable assets** | |
| Commissions and other receivables over 30 days old | 70,247 |
| Fee Recevable limited to payable | 16,048 |
| Prepaid expenses | 62,911 |
| Deferred tax asset | 42,920 |
| Illiquid Securities | 332,898 |
| Accrued Interest | 6,971 |
| Due from Parent | 27,576 |
| **Total non-allowable assets** | 559,571 |
| | |
| Net capital before haircuts on securities positions | 468,267 |
| Haircuts on securities positions | (1,690) |
| | |
| **Net capital** | $ 466,577 |
| | |
| **Required net capital** | $ 50,000 |
| | |
| **Excess net capital** | $ 416,577 |

Note: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2014

# G.A. REPPLE & COMPANY

Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission

December 31, 2014

| | | |
|---|---|---|
| **Aggregate indebtedness** | | |
| Accounts payable and accrued expenses | $ | 35,124 |
| Commissions payable | | 223,829 |
| Contingencies for claims | | 200,000 |
| **Total Aggregate indebtedness** | $ | 458,953 |
| **Ratio of aggregate indebtedness to net capital** | | .98 to 1 |

See the report of the independent registered public accounting firm

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
G.A. Repple & Company

We have reviewed management's statements, included in the accompanying exemption report, in which (1) G.A. Repple & Company (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 23, 2015

## G.A. REPPLE AND COMPANY

## EXEMPTION REPORT

To Whom It May Concern,

To the best knowledge and belief of G.A. Repple and Company (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(ii) for the fiscal year ended December 31, 2014. This sub paragraph states:

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

The Company met the identified exemption provisions throughout the most recent fiscal year with the following exception:

In June of 2014, FINRA launched a routine Cycle Examination of the firm covering the Review Period of October 15, 2012 through May 22, 2014. Based upon findings developed during the firm's 2014 FINRA Cycle Examination, FINRA alleges that at certain times during this period:

*"The firm was not in compliance with SEC Rules 15c3-3 (Customer Protection – Reserves and Custody of Securities), 17a-3 (Records to be made by Certain Exchange Members, Brokers & Dealers), 17a-5 (Reports to be made by Certain Brokers and Dealers), and FINRA Rule 4511 (Books and Records)."*

**FIRM RESPONSE:**

FINRA alleges that some of our offices are not transmitting funds within the brief window allowed under 15c3-3. Our Firm's WSPs clearly acknowledge and describe our requirements under SEC 15c3-3 to "promptly" transmit customer funds and securities to comply with the exemption under Section k(2)(ii). We have consistently advised the associated persons of the need to deliver out the customer funds and securities by noon of the following day. Those funds and securities are typically sent to the Home Office for deposit with the Clearing Firm. However, since many of our offices are distant from the Home Office, the timely transmission of these funds and securities within this time frame is sometimes challenging.

We have identified and are implementing a technology solution to resolve this conflict. National Financial Services, LLC. ("NFS"), our clearing firm, has recently rolled out a new electronic application for depositing checks to customer

accounts called "Mobile Check Deposit" which is available through the App Store to iPhone, iPad or Android devices. This will assure that checks are deposited timely into existing brokerage accounts in compliance with 15c3-3.

For the deposit of a stock certificate or if a check is accepted for a new account that does not exist on the NFS platform yet, the account application paperwork and the check or certificate must be overnight mailed to the Home Office Brokerage Dept. who will open the account and electronically deposit the customer's check or securities on the day received.

We are updating WSPs, arranging rep training and have targeted the first quarter 2015 to have the new process in use.

Philip Beytell, COO

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
G.A. Repple & Company

Ladies and Gentlemen,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by G.A. Repple & Company (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 23, 2015

SIPC-7
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*********2228*******************MIXED AADC 220
035315 FINRA DEC
G A REPPLE & CO
101 NORMANDY RD
CASSELBERRY FL 32707-3864

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 72,906

B. Less payment made with SIPC-6 filed (exclude interest) ( 6320 )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6586

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6586

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6586

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

G.A. Repple and Company
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 29 day of January, 20 15.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 10,790,419 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 5,450,326 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 157,436 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | 20,252 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 5 628 014 |
| 2d. SIPC Net Operating Revenues | $ 5 162 405 |
| 2e. General Assessment @ .0025 | $ 12906 (to page 1, line 2.A.) |